CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount of Shares to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares, $1.00 par value per share (including preferred share purchase rights)	1,000,000	$20.01	$20,010,000	$787

(1)	The price is estimated in accordance with Rule 457(h) and Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”) solely for the purpose of calculating the registration fee and is based on the average of the high and low prices per share of Tsakos Energy Navigation Limited Common Shares on December 16, 2008.

(2)	The registration fee is being paid on a deferred basis in reliance upon Rules 456(b) and 457(r) under the Securities Act. In accordance with Rule 457(p), a registration fee of $52,848 that was previously paid by the registrant with respect to unsold securities that were registered pursuant to Registration Statement No. 333-134265, filed on May 18, 2006, has been carried forward to the registration fee payable with this prospectus supplement. The registration fee for this prospectus supplement of $787 will be offset against the previously paid fee. As a result, after this offering, $36,266 of the initial registration fee (after reduction for a prior offering) paid in connection with the filing of Registration Statement No. 333-134265 will remain and be carried forward for future offerings pursuant to Rule 457(p) under the Securities Act.

Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150935

Registration No. 333-134306

TSAKOS ENERGY NAVIGATION LIMITED

COMMON SHARES

2004 INCENTIVE PLAN

This prospectus supplement relates to the offer and sale by us from time to time of up to an aggregate of 1,000,000 of our common shares which may be issued pursuant to the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “Plan”).

Our common shares are traded on the New York Stock Exchange under the symbol “TNP.” The last reported sale price on December 18, 2008 was $ 20.34 per share.

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at such address is 011 30 210 9407710.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 19, 2008.

TSAKOS ENERGY NAVIGATION LIMITED 2004 INCENTIVE PLAN

BACKGROUND

The Tsakos Energy Navigation Limited 2004 Incentive Plan (the “Plan”) was adopted to provide a means to attract, retain, and reward present and prospective members of our Board of Directors (the “Board”), officers, consultants and employees of ours and our subsidiaries and of any company that is providing administrative, commercial, technical, maritime and other services to or for our benefit and the benefit of our subsidiaries and their vessels (a “Management Company”). The Plan enables us to formulate and implement a compensation program that will align the interests of such individuals with those of our shareholders, in part by allowing for the grant of awards in the form of, or that relate to the value of, our common shares, par value $1.00 per share, (“Shares”).

The Plan allows the Corporate Governance, Nominating and Compensation Committee of the Board (the “Committee”) to grant a variety of Share-based awards to our and our subsidiaries’ directors, officers, consultants and employees and also to employees of each Management Company.

DESCRIPTION OF THE 2004 PLAN

The following is a brief description of the material features of the Plan. This description is qualified in its entirety by reference to the full text of the Plan, a copy of which is filed as an Exhibit to our Annual Report on Form 20-F, dated June 29, 2004. The Plan is neither subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended, nor qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Administration. The Committee will have the authority to select award recipients, to determine the type, size and other terms and condition of an award, and to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan. The Committee will be permitted to appoint such agents as the Committee deems advisable and necessary for Plan administration. Actions taken by the Committee will be final, conclusive and binding on all persons including us, our subsidiaries, the Management Companies and Plan participants.

Eligibility. Present and prospective directors, officers, consultants and employees of the Company, any of our subsidiaries and of any Management Company are eligible to be selected as award recipients.

Type of Awards. The Plan gives the Committee the flexibility to grant a variety of Share-based awards, including share options, share appreciation rights, restricted shares, dividend equivalents and any other forms of awards that consist of or are related to Shares. Awards may be granted alone or together with any other award granted under the Plan. The Committee will determine the size of each award to be granted (including, where applicable, the number of Shares to which an award will relate), and all other terms and conditions of each award. Below is a description of some of the types of Share-based awards that may be issued under the Plan:

Share Options. A share option is a right to purchase a specified number of Shares at an exercise price established at the date of grant. The exercise price of any option granted may not be less than the fair market value of the Shares on the date of grant. The Committee may specify at the time an option is granted, when, and in what proportions, the option will become vested and exercisable.

Share Appreciation Rights. A share appreciation right (“SAR”) entitles the recipient to receive, upon surrender of the SAR, an amount of cash or a number of Shares having a fair market value equal to the excess, if any, of the fair market value of the Shares subject to the SAR on the date of exercise and the exercise price of the SAR. The Committee may specify at the time the SAR is granted, when, and in what proportions, the SAR will become vested and exercisable.

Restricted Shares. An award of restricted Shares is a grant of Shares that may be forfeited to us if the holder does not satisfy certain conditions set by the Committee (such as, for example, the holder’s continued employment with us for a specified period of time). Recipients of restricted Shares may not sell or transfer the Shares until the conditions are satisfied but may be entitled to vote the Shares, to receive dividends and to exercise other shareholder rights even before the requirements are satisfied, if the Committee so determines.

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Restricted Share Units. A restricted share unit (“RSU”) is a right to receive a specified number of Shares when certain conditions set by the Committee (such as continued employment) are satisfied. An RSU may be forfeited to us if the conditions are not satisfied. When the conditions are satisfied and the RSUs become vested, we will issue the stipulated number of Shares to the recipient. Prior to the time that the Shares are issued, the recipient would not be entitled to vote the Shares subject to an RSU, to receive dividends on those Shares or to exercise any other shareholder rights with respect to the Shares. Recipients of RSUs may not sell or transfer their RSUs. When any stated conditions are satisfied and the related Shares are issued, the Shares may be sold or transferred.

Other Share-Based Awards. The Plan authorizes the Committee to grant other types of awards that include Shares or are valued by reference to our common shares or by reference to our performance. The Committee will determine the terms and conditions of such awards, including the amount of any consideration to be paid to exercise a stock option, the period during which awards will be outstanding, and the conditions and restrictions of an award. In addition, the Committee is authorized to grant shares as a bonus, free of conditions, or to grant shares or other awards in lieu of any obligations to pay cash or to deliver other property under other plans or compensatory arrangements, subject to any terms and conditions that the Committee may specify.

Limitations on Share-Based Awards. The aggregate number of Shares that may be issued under the Plan will not exceed 1,000,000. If any awards under the Plan are forfeited, the related Shares will again become available for issuance under the Plan.

Adjustments. In the event of any change in the number of our outstanding Shares by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares, liquidation, dissolution or other corporate transaction, any large, special and non-recurring dividend or distribution to shareholders, or other similar corporate transaction, the Committee shall make such substitution or adjustment, if any, as shall be equitable and shall be appropriate in order to preserve the rights of participants, as to (i) the number and kind of Shares which may be delivered in connection with awards granted under the Plan, (ii) the number and kind of Shares that are subject to or deliverable in respect of outstanding awards, and (iii) the exercise price, grant price or purchase price relating to any award and/or make provision for payment of cash, other awards or other property in respect of any outstanding award. In addition, the Committee shall make equitable and appropriate adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events (including the events described in the previous sentence, as well as acquisitions and dispositions of businesses and assets) affecting us, or in response to changes in applicable laws, regulations, or accounting principles.

Changes to the Plan and Awards. The Board may amend, suspend, discontinue or terminate the Plan or the Committee’s authority to grant awards, without the consent of the shareholders or Plan participants. However, if any applicable law or regulation or the rules of the New York Stock Exchange (or other stock exchange or inter-dealer quotation system on which the Shares may be listed or quoted) so requires, any amendment will be subject to the approval of our shareholders at or before the next annual meeting of shareholders for which the record date is after the date of such Board action. In addition, the Board may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval would be advisable. In a similar manner, the Committee may waive any conditions or rights under, or amend, suspend, discontinue or terminate, any award previously granted and any award agreement. In either case, however, no amendment or termination of the Plan or an award may materially impair the rights of a participant under an outstanding award without the consent of such participant.

Non-Transferability. Awards of share options, restricted shares and RSUs granted under the Plan generally may not be transferred without the Committee’s consent, except in the event of death, and may not be pledged or sold. However, once a share option has been exercised, or a restricted share or RSU has vested, the Shares may be sold, gifted or transferred. A stock option may be exercised only during the lifetime of the participant by that participant.

Withholding Taxes. We and any of our subsidiaries are authorized to withhold from any award granted, any delivery of Shares in connection with an award, any other payment relating to an award, or any payroll or other payment to a participant amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an award, and to take such other action as the Committee may deem advisable to enable us and participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any award. This authority includes authority to withhold or receive Shares or other property and to make cash payments in satisfaction of a participant’s tax obligations.

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Other Plan Provisions. An award will not give any participant a right to remain in our employ or service, any of our subsidiaries or any Management Company or restrict our right, any of our subsidiaries or any Management Company to terminate any person’s employment, directorship or service at any time.

INCOME TAX CONSEQUENCES

Each Plan participant should consult his or her own tax advisor for information as to the tax consequences of receiving any award under applicable income and other tax laws.

PLAN ADMINISTRATOR

On November 24, 2008, we appointed Morgan Stanley & Co. Incorporated to act as administrator of the Plan. Plan participants may contact Morgan Stanley at:

Morgan Stanley

Attention: Mrs. Marsha Tepper

Executive Director, Corporate Equity Solutions

Harborside Financial Center

Plaza 2, 7th Floor

Jersey City, New Jersey 07311

United States of America

Phone:+ 201 830-4456

Email: marsha.tepper@morganstanley.com

USE OF PROCEEDS

Any proceeds received by us from the exercise of options will be used for general corporate purposes.

PLAN OF DISTRIBUTION

We intend to issue our common shares pursuant to this prospectus in connection with the issuance of a variety of Share-based awards, including share options, share appreciation rights, restricted shares, RSUs, dividend equivalents and any other forms of awards that consist of or are related to Shares. We will be responsible for the expenses of any such issuance, other than the exercise price of any options. Other than customary fees paid by us and the Plan participants to Morgan Stanley for acting as the Plan administrator, no commissions, discounts, concessions or other compensation will be paid to any underwriter or broker-dealer in connection with such issuance.

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